SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sonic Solutions

(Name of Subject Company (Issuer))

Sparta Acquisition Sub, Inc. (Offeror)

Rovi Corporation (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

Alfred J. Amoroso

President & CEO

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

(408) 562-8400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copies to:

Stephen Yu, Esq.	Jon Gavenman, Esq.
Rovi Corporation.	Cooley LLP
2830 De La Cruz Blvd.	3175 Hanover Street
Santa Clara, CA 95050	Palo Alto, CA 94304-1130
(408) 562-8400	(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)(3)
$874,388,847.36	$101,516.55
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the sum of (A) $225,130,559.50, the minimum amount of cash payable in the exchange offer and subsequent first merger, plus (B) $649,258,287.86, the value of the maximum number of shares of Rovi common stock payable in the exchange offer and subsequent first merger, which is based on the average of the high and low per share prices of Rovi Corporation common stock, par value of $0.001 per share, as reported on the NASDAQ Global Select Market on January 10, 2011.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.
(3)	Previously Paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $73,321.22	Filing Party: Rovi Corporation
Form or Registration No.: Form S-4	Date Filed: January 14, 2011

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on January 14, 2011, and subsequently amended by Amendment No. 1 on January 31, 2011 and Amendment No. 2 on February 14, 2011, relating to the offer by Sparta Acquisition Sub, Inc., a California corporation (the “Purchaser”) and a wholly-owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), to purchase each outstanding share of common stock, no par value, of Sonic Solutions, a California corporation (“Sonic”). Each Sonic shareholder who participated in the Offer (as defined below) elected to receive consideration in the form of $14.00 per share in cash (the “Cash Election”) or a fraction of a share of Rovi’s common stock equal to 0.2489 (the “Stock Election”), in each case, subject to adjustment for stock splits, stock dividends and similar events and proration, in each case, as described in the Prospectus/Offer to Purchase, dated January 14, 2011, and amended on January 31, 2011 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The offer was made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, as amended from time to time, by and among Rovi, Purchaser and Sonic, which contemplates the Offer and the subsequent merger of Purchaser with and into Sonic (the “First Merger”) with Sonic surviving as a wholly-owned subsidiary of Rovi. Immediately following the First Merger, Sonic will be merged with and into another wholly-owned subsidiary of Rovi (the “Second Merger”, and together with the First Merger, the “Mergers”). Rovi filed a registration statement with the SEC on Form S-4, dated January 14, 2011, and amended on January 31, 2011 (file no. 333-171706), with the Securities and Exchange Commission (the “SEC”) relating to the shares of Rovi common stock to be issued to Sonic shareholders and holders of options, restricted stock units and warrants to purchase shares of common stock of Sonic in the Offer and the First Merger (the “Registration Statement”). The SEC declared the Registration Statement effective on February 10, 2010. The terms and conditions of the Offer and the Mergers are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On February 17, 2011, the exchange agent in the Offer reported a final count of 43,133,220 shares tendered, reflecting approximately 84.2 percent of the shares outstanding as of the expiration time. The 42,661,871 shares tendered for which Stock Elections were made will be subject to a fixed 45/55 proration basis. As a result, Sonic shareholders who chose the Stock Election received, in exchange for each Sonic share tendered, $7.63 in cash plus 0.1132 of a share of Rovi common stock. The 471,349 shares tendered for which Cash Elections were made are not subject to proration and received $14.00 per share in cash. All of the shares validly tendered (and not withdrawn) in the Offer have been accepted for payment in accordance with the terms of the Offer and applicable law.

Rovi and Purchaser exercised the top-up option pursuant to the terms of the Merger Agreement to acquire 35,562,161 newly issued shares of Sonic common stock at a purchase price per share equal to the $14.00.

On February 17, 2011, following the exercise of the top-up option, Purchaser owned more than 90% of the outstanding shares of Sonic and in accordance with the Merger Agreement and the “short-form” merger procedure available under California law, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of California whereupon Purchaser was merged with and into Sonic (the “Merger”). In the Merger, each remaining share (other than those held by Rovi or Sonic or their respective subsidiaries, or holders who properly exercise dissenters’ rights) was converted into the right to receive $7.70 in cash, without interest, and 0.112 shares of Rovi common stock.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On February 17, 2011, the exchange agent in the Offer reported a final count of 43,133,220 shares tendered, reflecting approximately 84.2 percent of the shares outstanding as of the expiration time. The 42,661,871 shares tendered for which Stock Elections were made will be subject to a fixed 45/55 proration basis. As a result, Sonic shareholders who chose the Stock Election received, in exchange for each Sonic share tendered, $7.63 in cash plus 0.1132 of a share of Rovi common stock. The 471,349 shares tendered for which Cash Elections were made are not subject to proration and received $14.00 per share in cash. All of the shares validly tendered (and not withdrawn) in the Offer have been accepted for payment in accordance with the terms of the Offer and applicable law.

Rovi and Purchaser exercised the top-up option pursuant to the terms of the Merger Agreement to acquire 35,562,161 newly issued shares of Sonic common stock at a purchase price per share equal to the $14.00.

On February 17, 2011, following the exercise of the top-up option, Purchaser owned more than 90% of the outstanding shares of Sonic and in accordance with the Merger Agreement and the “short-form” merger procedure available under California law, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of California whereupon Purchaser was merged with and into Sonic (the “Merger”). In the Merger, each remaining share (other than those held by Rovi or Sonic or their respective subsidiaries, or holders who properly exercise dissenters’ rights) was converted into the right to receive $7.70 in cash, without interest, and 0.112 shares of Rovi common stock.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On February 17, 2011, the exchange agent in the Offer reported a final count of 43,133,220 shares tendered, reflecting approximately 84.2 percent of the shares outstanding as of the expiration time. The 42,661,871 shares tendered for which Stock Elections were made will be subject to a fixed 45/55 proration basis. As a result, Sonic shareholders who chose the Stock Election received, in exchange for each Sonic share tendered, $7.63 in cash plus 0.1132 of a share of Rovi common stock. The 471,349 shares tendered for which Cash Elections were made are not subject to proration and received $14.00 per share in cash. All of the shares validly tendered (and not withdrawn) in the Offer have been accepted for payment in accordance with the terms of the Offer and applicable law.

Rovi and Purchaser exercised the top-up option pursuant to the terms of the Merger Agreement to acquire 35,562,161 newly issued shares of Sonic common stock at a purchase price per share equal to the $14.00.

On February 17, 2011, following the exercise of the top-up option, Purchaser owned more than 90% of the outstanding shares of Sonic and in accordance with the Merger Agreement and the “short-form” merger procedure available under California law, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of California whereupon Purchaser was merged with and into Sonic (the “Merger”). In the Merger, each remaining share (other than those held by Rovi or Sonic or their respective subsidiaries, or holders who properly exercise dissenters’ rights) was converted into the right to receive $7.70 in cash, without interest, and 0.112 shares of Rovi common stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARTA ACQUISITION SUB, INC.

By:	/s/ Stephen Yu
Name:	Stephen Yu
Title:	Secretary

ROVI CORPORATION

By:	/s/ Stephen Yu
Name:	Stephen Yu
Title:	EVP and General Counsel

Dated: February 17, 2011

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from Rovi Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(4)	Prospectus/Offer to Purchase relating to shares of Rovi common stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 31, 2011)

(a)(5)(A)	Form of Summary Advertisement published in the Wall Street Journal on January 14, 2011 (incorporated by reference to Form 425 filed by Rovi Corporation on January 14, 2011)

(a)(5)(B)	Press Release issued by Rovi Corporation on January 24, 2011 (incorporated by reference from the Form 425 filed by Rovi Corporation with the Securities and Exchange Commission on January 24, 2011)

(a)(5)(C)	Press Release issued by Rovi Corporation on February 14, 2011 (incorporated by reference from the Amendment No. 2 to Schedule TO filed by Rovi Corporation with the Securities and Exchange Commission on February 14, 2011)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, by and among Rovi Corporation, Sparta Acquisition Sub, Inc. and Sonic Solutions (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)

(d)(2)	Form of shareholder Agreement, dated as of December 22, 2010, by and between Rovi Corporation and certain directors and executive officers of Sonic Solutions (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)